Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX:SVM.TO;
	NYSE - ALTERNEXT: SVM	June 3, 2009

SILVERCORP RESPONDS TO STOCK TRADING ACTIVITY

VANCOUVER, British Columbia – June 3, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), is responding to a request of IIROC on behalf of the Toronto Stock Exchange following recent trading activity in our common shares.  We are unaware of the reason for the increase in the share price and trading activity that has occurred so far today.

The Company continues to actively pursue future growth opportunities.  At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development.  Our corporate policy is not to comment on rumours and, in accordance with applicable laws, we will advise the market of material changes when they occur.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People's Republic of China. Silvercorp is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, GC & SMT property in Guangdong Province, China, to commence production from mining operations of silver, lead and zinc.  Silvercorp is the largest primary silver producer operating in China.

The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

This press release contains forward-looking statements regarding the Company.  Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, commodity price fluctuations and global political uncertainties. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.